UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO

RULE 13A-16 OR 15D-16 UNDER THE SECURITIES

EXCHANGE ACT OF 1934

For the month of April 2015
Commission File Number: 001-32199

Ship Finance International Limited
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(Translation of registrant's name into English)

Par-la-Ville Place
14 Par-la-Ville Road
Hamilton, HM 08, Bermuda
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(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ X ]     Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________.

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________.

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 1 is a copy of the press release of Ship Finance International Limited (the "Company"), dated April 27, 2015, announcing the Company's agreement to acquire eight Capesize dry-bulk carriers from subsidiaries of Golden Ocean Group Limited ("Golden Ocean").

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SHIP FINANCE INTERNATIONAL LIMITED

Date: April 27, 2015	By:	/s/ Ole B. Hjertaker
	Name:	Ole B. Hjertaker
	Title:	Ship Finance Management AS
(Principal Executive Officer)

EXHIBIT 1

SFL - Acquisition of eight Capesize dry-bulk carriers in combination with long-term charters

Press release from Ship Finance International Limited, April 27, 2015.

Ship Finance International Limited (NYSE: SFL) ("Ship Finance" or the "Company") today announced the agreement to acquire eight Capesize dry-bulk carriers from subsidiaries of Golden Ocean Group Limited ("Golden Ocean").

The vessels are named Golden Beijing, Golden Zhoushan, Golden Magnum, Battersea, Belgravia, Golden Zheijang, Golden Future and KSL China and were built in Korea and China between 2009 and 2013. The total acquisition price will be $272 million, or $34 million on average per vessel. The vessels are expected to be delivered to Ship Finance within July 2015, subject to customary closing conditions.

The vessels will be chartered on a time-charter basis to a subsidiary of Golden Ocean for a period of 10 years. The daily base charter rate will be $17,600 during the first seven years, and $14,900 thereafter. In addition, there will be a 33% profit share for revenues above the base rate, calculated and paid on a quarterly basis.

Our charter backlog will increase by nearly $500 million and aggregate annual EBITDA contribution from the vessels, excluding profit share, is estimated to more than $30 million on average during the first seven years of the charter. Golden Ocean will have a purchase option after year 10, and if such option is not exercised, Ship Finance will have the option to extend the charters by three years.

The Company is in the process of arranging bank financing for the transaction, and we expect a financing amount of approximately $22 million per vessel, or approximately $176 million in total. Similar to most of our other financing arrangements, we expect to provide only a limited corporate guarantee for the financing.

Golden Ocean is a leading international dry-bulk shipping company, mainly operating in the Capesize and Panamax market segments. Golden Ocean is listed in New York and Oslo with the ticker "GOGL", and has a market capitalization of approximately $1 billion.

Ole B. Hjertaker, CEO of Ship Finance Management AS, said in a comment: "We are pleased to announce an acquisition of vessels in combination with long-term charters to a leading company in the dry-bulk market. We believe the entry point is attractive and there could be significant additional value in the profit sharing agreement over time. Our charter backlog and long-term distribution capacity is building in an accretive manner, and there is still good capacity for more investments without raising additional equity capital."

The Board of Directors

Ship Finance International Limited

Hamilton, Bermuda

Questions can be directed to Ship Finance Management AS:

Harald Gurvin, Chief Financial Officer: +47 23114009
Andre Reppen, Senior Vice President: +47 23114055

About Ship Finance

Ship Finance is a major ship owning company listed on the New York Stock Exchange (NYSE: SFL). Including the new acquisitions, the Company will have a fleet of 72 vessels, including 19 crude oil tankers (VLCC and Suezmax), two chemical tankers, 22 dry-bulk carriers (including 8 acquisitions), 17 container vessels, two car carriers, six offshore supply vessels, two jack-up drilling rigs and two ultra-deepwater semi-submersible drilling rigs. The fleet is one of the largest in the world and most of the vessels are employed on long-term charters.

More information can be found on the Company's website: www.shipfinance.org

Cautionary Statement Regarding Forward Looking Statements

This press release may contain forward looking statements. These statements are based upon various assumptions, many of which are based, in turn, upon further assumptions, including Ship Finance management's examination of historical operating trends. Although Ship Finance believes that these assumptions were reasonable when made, because assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond its control, Ship Finance cannot give assurance that it will achieve or accomplish these expectations, beliefs or intentions.

Important factors that, in the Company's view, could cause actual results to differ materially from those discussed in this presentation include the strength of world economies and currencies, general market conditions including fluctuations in charter hire rates and vessel values, changes in demand in the tanker market as a result of changes in OPEC's petroleum production levels and worldwide oil consumption and storage, changes in the Company's operating expenses including bunker prices, dry-docking and insurance costs, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, and other important factors described from time to time in the reports filed by the Company with the United States Securities and Exchange Commission.